Exhibit 3.257

CERTIFICATE OF FORMATION

OF

TWENTYMILE COAL, LLC

1.	The name of the limited liability company is TWENTYMILE COAL, LLC.

2.	The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company. The, zip code of the registered agent is 19801.

3.	This Certificate of Formation shall be effective immediately upon filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this 10th day of December, 2009.

By:	/s/ Kenneth L. Wagner
Kenneth L. Wagner
Authorized Person